UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ZOGENIX, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34962	20-5300780
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5858 Horton Street, #455, Emeryville, CA	94608
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 550-8300

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Zogenix, Inc. (“Zogenix” or the “Company”) is a pharmaceutical company committed to developing and commercializing central nervous system (“CNS”) therapies that address specific clinical needs for people living with orphan and other CNS disorders who need innovative treatment alternatives to help them improve their daily functioning.

In 2012, the U.S. Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (“Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Rule and Form SD require public reporting companies with Conflict Minerals (as defined below) that are necessary to the functionality or production of a product they manufacture, or contract to manufacture, to disclose annually whether any of those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”). The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives (which are currently limited to tantalum, tin and tungsten).

Item 1.01 Conflict Minerals Disclosure

In order to determine whether any Conflict Minerals were necessary to the functionality or production of the products Zogenix manufactured or contracted to manufacture during 2015, the reporting period covered by this report, the Company (i) surveyed certain business unit personnel, (ii) reviewed drawings and specifications, and (iii) surveyed Company suppliers. As a result of this effort, Zogenix identified tungsten as a component used in certain parts of its SUMAVEL DosePro product and also that such tungsten was purchased from a single supplier.

In accordance with the Rule and pursuant to Form SD, Zogenix conducted in good faith a “reasonable country of origin inquiry” (“RCOI”), which was designed to determine whether the tungsten contained in the SUMAVEL DosePro product originated in the DRC or an adjoining country. As part of its RCOI, Zogenix (i) engaged in communications with its supplier and sub-supplier whose products supplied to Zogenix include tungsten as a component and (ii) received representations from its sub-supplier that such tungsten did not originate in the DRC or an adjoining country. During these communications such sub-supplier confirmed in writing that the sub-supplier sources its tungsten only from mines in Asia, North America and Europe pursuant to long-term purchase arrangements and with full documentation concerning origin and custody. The sub-supplier also confirmed that all tungsten contained in the SUMAVEL DosePro product was not sourced from Africa and was processed by a single smelter not located in the DRC or an adjoining country. Zogenix has independently verified that this smelter has been determined to be compliant with the Conflict-Free Smelter Program (“CFSP”) Supply Chain Transparency Smelter Audit Protocol for Tungsten by completing a CFSP compliance audit performed by an independent third party auditor. Zogenix also independently verified that this smelter is a “Category A” member of the Tungsten Industry-Conflict Minerals Council, an industry group formed to address tungsten-specific approaches to meeting customer and statutory requirements of the Dodd-Frank Act’s conflict minerals provisions.

Based on its RCOI described above, Zogenix has determined that the tungsten necessary to the functionality or production of its SUMAVEL DosePro product did not originate in the DRC or an adjoining country and it has no reason to believe the tungsten was sourced in the DRC or an adjoining country.

This Conflict Minerals Disclosure is also available on the Company’s website: www.zogenix.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOGENIX, INC.

Date: May 31, 2016	/s/ Ann D. Rhoads
Ann D. Rhoads
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary